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Exhibit 21.1

List of Subsidiaries

Name	State or Country of Organization
Wesco Aircraft Hardware Corp.	California
Wesco Aircraft France SAS	France
Wesco Aircraft Germany GmbH	Germany
Wesco Aircraft Italy Srl	Italy
Wesco Aircraft Israel Ltd	Israel
Flintbrook Limited	United Kingdom
Wesco LLC 1	Delaware
Wesco LLC 2	Delaware
Wesco 1 LLP	United Kingdom
Wesco 2 LLP	United Kingdom
Wesco Aircraft Hardware India Private Limited	India
Wesco Aircraft Europe, Ltd	United Kingdom
Rising Bay Limited	Hong Kong
Wesco Aircraft Trading (Shanghai) Co., Ltd.	China

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  Exhibit 21.1